FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein are the Registrant's Press Releases announcing (1) results of operations for the first quarter of 2002 ended March 31, 2002, including Consolidated Balance Sheets and Statements of Operations and (2) the completion of the merger with Elbit Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: May 16, 2002

-FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES FIRST QUARTER RESULTS

Tel Aviv, Israel, May 14, 2002- Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net loss of $7.5 million, or $0.36 per share, for the first quarter of 2002 compared to a net loss of $9.4 million, or $0.44 per share, in the first quarter of 2001. The net loss for the first quarter of 2001, adjusted to exclude amortization expenses related to items that are no longer being amortized commencing January 1, 2002, in accordance with the new accounting standard, SFAS 142, was $8.9 million, or $0.42 per share.

Although we continue to record net losses, mainly as a result of the net losses of our subsidiary Elron Software and our share in the net losses of Elbit Ltd., the restructuring plans and cost reduction programs implemented by some of our group companies during 2001 enabled many of our group companies to significantly reduce their losses. Moreover, some of the more mature companies, such as Elron TeleSoft, NetVision and Chip Express, reported positive EBITDA for the quarter.

Factors contributing to our results in the first quarter of 2002 and operational highlights:

- Elron's Q1 results were mainly affected by its share in the net loss of Elbit Ltd. which amounted to $5.3 million in the first quarter of 2002 compared to $1.0 million in the first quarter of 2001. The increase in the net loss in the first quarter of 2002 resulted primarily from the operating losses of Elbit's new subsidiary, Elbit V-Flash and from a $3.6 million charge in respect of costs relating to Elbit's merger with Elron.

- Elron Telesoft's operating losses in the first quarter of 2002 amounted to $0.2 million (excluding the effect of amortization of intangible assets and restructuring charges, Elron Telesoft achieved breakeven), compared to an operating loss of $2.7 million in the first quarter of 2001. Elron Telsoft's results reflect its effort to reduce costs and restructure its operations to focus on the telecommunication market.

- As a result of the cost reduction plan implemented by Elron Software, operating losses fell by 10% from $2.9 million in the first quarter of 2001 to $2.6 million in the first quarter of 2002.

- Elron's share in net losses of its privately held affiliates decreased to $2.2 million in the first quarter of 2002 compared to $3.6 million in the first quarter of 2001, resulting mainly from the significant improvements in NetVision which recorded in the first quarter of 2002 net income of

$ 1.6 million compared to a $1.3 million net loss in the first quarter of 2001. In addition, other group companies, such as Mediagate, reported lower losses as a result of the restructuring programs implemented in 2001.

- Given Imaging (Nasdaq: GIVN), recorded revenues of $ 5.2 million in the first quarter of 2002, its second full quarter of sales.

Liquidity and Shareholders Equity

As of March 31, 2002, Elron had cash and other liquid instruments of approximately $110.6 million. Loans to subsidiaries amounted to $68 million. Elron's financial position enabled it to continue its investment activity and in the first quarter of 2002, $2.6 million was invested in its group companies to secure their cash needs for future growth.

Shareholders' equity at March 31, 2002, was $225.3 million representing 72% of total assets.

Reorganization in Elron Group

On May 15, 2002 Elron will complete its merger with Elbit Ltd. (Nasdaq: ELBT) . On May 6, 2002 Elron completed the purchase of DEP Technology Holdings Ltd. ("DEP"). Upon the completion of these two transactions, the two holding companies in the Elron group, Elbit Ltd. and DEP, will become wholly owned subsidiaries.

"Upon completing the merger with Elbit and the DEP purchase, Elron will have a more efficient, focused, and transparent corporate structure and will benefit from potential synergies and cost savings. This will form the foundation for growth over the next years" said Doron Birger, Elron's President." We believe this will simplify and streamline our organizational structure with higher cash resources directly accessible. Savings will also be realized on the operating and management level. The new structure presents the company with an opportunity to enhance shareholder value and achieve potential synergies among the holdings of Elron, Elbit, and DEP. At the same time, despite continued demand weakness in the technology sector, in the first quarter of 2002, there was a significant reduction in losses in almost every subsidiary and affiliate company in the Elron group, reflecting the success of the restructuring and cost reduction programs implemented by our group companies during 2001. Our financial position remains strong and we intend to use our considerable cash resources to continue to build and support our group companies."

" We also welcome Tal Raz who, following the completion of the merger with Elbit, will join us as

Vice President and CFO of Elron".

Investors can access Elron's first quarter financial report and Management Report on the company's web site: www.elron.com

Conference call details:

Wednesday, May 15, 2002 10:00a.m. (EST); 05:00 p.m. Israel
In the US call: 1-877-332-1105 or 1-866-500-4966
In the UK call: 0-800-169-9043
Other International Participants call: (972) 3 -9292810
Participants In Israel call: (03) 9292810
Replay: Beginning two hours after the call ends for a period of 24 hours
In the US call: 1- 866-500-4965
In Israel call: (03) 9255948
International: (972) 3-9255948

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-6075555
doron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

	March 31, 2002	December 31, 2001
ASSETS		
Current Assets:	120,844	121,799
Long-term assets:		
Investments in affiliated companies	140,979	155,967
Other investments	24,659	27,484
Long-term deposits and debentures	7,450	6,689
Severance pay fund	1,232	2,313
Total long – term assets	174,320	192,453
Property and equipment, net	2,952	4,971
Other assets, net	15,284	19,801
Total assets	313,400	339,024
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	27,904	30,453
Long-term liabilities	59,122	59,359
Minority interest	1,084	1,040
Shareholders' equity		
Ordinary shares	9,567	9,567
Capital surplus	162,159	162,109
Accumulated other comprehensive income	34,356	49,745
Retained earnings	19,208	26,751
Total shareholders' equity	225,290	248,172
Total liabilities and shareholders' equity	313,400	339,024

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S dollars except per share data)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Year Ended December 31, 2001
Income			
Revenues	5,906	9,603	32,859
Net loss from equity investments	(4,960)	(2,192)	(24,558)
Gain (loss) from disposal and changes in holdings in related companies, net	140	(144)	3,179
Other income (expenses), net	488	(3,210)	(5,105)
Finance income	906	1,793	5,215
	2,480	5,850	11,590
Costs and Expenses	10,874	17,743	63,325
Loss before tax benefit	(8,394)	(11,893)	(51,735)
Tax benefit	733	2,420	(2,947)
Loss after tax benefit	(7,661)	(9,473)	(48,788)
Minority interest	118	118	438
Net loss	(7,543)	(9,355)	(48,350)
Earnings(loss) per share:			
Basic per share data -			
Basic net loss per share	(0.36)	(0.44)	(2.28)
Weighted average number of shares outstanding used in computing per share amounts (thousands)	21,214	21,189	21,191

ELRON ELECTRONIC INDUSTRIES LTD.

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES COMPLETION OF MERGER WITH ELBIT

Tel Aviv, May 16, 2002 - Elron Electronic Industries Ltd. (NASDAQ:ELRN), has announced the completion, yesterday evening, of the merger with Elbit Ltd. Pursuant to the merger, Elron issued to Elbit's shareholders (other than Elron) newly issued Elron shares, based on an exchange ratio of 0.45 Elron ordinary shares for each ordinary share of Elbit. Elbit's shares ceased trading on NASDAQ and the TASE at the end of trading yesterday. Following the merger, Elbit has become a wholly owned subsidiary of Elron.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-6075555 doron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.